WARRANT EXTENSION & REPRICING

ARCTOS PETROLEUM CORP. (“Arctos”), October 6, 2004, Vancouver, BC, is pleased to announce that it has received the acceptance of the TSX Venture Exchange so as to allow a one-year extension to the term of outstanding share purchase warrants which otherwise expired October 7, 2004 (the “Warrants”).  The Warrants were initially issued by Camflo International Inc. (“Camflo”) prior to the amalgamation of Camflo and Spearhead Resources Inc. to form Arctos.  As amended the Warrants will now run for a second year ending October 7, 2005, during which time the exercise price of such Warrants will be $0.46 per share (as opposed to a post amalgamation exercise price of $0.40 per share, up until October 7, 2004).

Holders of the Warrants are reminded that, reflecting the exchange ratio of Camflo shares in the amalgamation of 4 Camflo shares for 3 Arctos shares, the number of shares of Arctos to be acquired on exercise of the Warrants will be ¾ of the number of Camflo shares reflected on the certificate evidencing the Warrants.

Arctos Petroleum Corp. is a Junior Oil and Gas Company with ongoing exploration, production and development programs in Alberta and Saskatchewan.

For further information, please contact:

Thomas A. Doyle, President

Phone:  (403) 531-1700 or (604) 685-9181

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents herein.